Mail Stop 3561

August 22, 2006

<u>Via Fax and U.S. Mail</u>

Brian Jones
General Counsel
College Loan Corporation
16855 W. Bernardo Drive, Suite 100
San Diego, CA 92127

Re: College Loan LLC
Registration Statement on Form S-3
Filed July 25, 2006
File No. 333-136003

Dear Mr. Jones,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the prospectus supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer

to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. We note that your current SIC code is 6111. Please change your SIC code to 6189, which is the SIC code for asset-backed securities, or advise.

6. Please ensure that the EDGARized version of your next amendment includes page numbers.

7. If you plan to use a master trust structure, please confirm that you are aware of and will comply with your reporting responsibilities under the Exchange Act. In particular, please confirm your understanding that subsequent issuances from the same issuing entity may renew your Exchange Act reporting requirements if they have been previously suspended.

8. As a follow-up to the comment above, while we note that you have indicated in one location in the summary section that the issuing entity may be a master trust, please revise throughout your filing as necessary to clearly disclose in both the prospectus supplement and the base prospectus that the issuing entity may be a master trust.

9. We note your disclosure throughout the document indicating that you may remarket the securities. Please confirm that neither the depositor nor any affiliate of the depositor will control any remarketing.

10. Please revise throughout your filing as appropriate to ensure that you have used the applicable terminology set forth in Regulation AB. For example, we note that the summary section of your prospectus supplement and the cover page of your base prospectus include several references to the "trust" when it appears that you are referring to the issuing entity.

Prospectus Supplement

Cover Page

11. Please expand your cover page to include the distribution information required by Item 1102(g) of Regulation AB.

Summary

12. While we note your statements indicating that the issuing entity has other series of notes secured by the same assets and that future series may be issued, please expand the disclosure in your summary section to provide bracketed text illustrating the form of information you would provide with respect to any outstanding series and ensure that you have provided all of the information required by Item 1103(a)(4) of Regulation AB.

13. As a follow-up to the comment above, please revise your prospectus supplement to ensure that you have provided the form of all applicable information required by Item 1113(e) of Regulation AB. For example, clearly describe the relative priority of previously issued securities and the allocation of cash flow among the various series.

Interest Rate Cap Derivative Agreement

14. While we note that you have included bracketed language regarding the significance percentage with respect to any derivative agreement, please revise this disclosure to indicate that you will provide all applicable information required by Item 1115 of Regulation AB. Additionally, your disclosure in the base prospectus indicates that you may use an insurance policy as a form of credit enhancement. Revise your summary section to provide bracketed language indicating that you will provide all information required by Item 1114 of Regulation AB if applicable.

Counterparties

15. We note your statement indicating that the information provided by certain counterparties is not guaranteed as to accuracy or completeness and is not to be construed as representations by the seller or the underwriters. A disclaimer of

liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 806-6006
        Mr. Richard Fried, Esq.
        Stroock & Stroock & Lavan LLP